UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
CHARLOTTE RUSSE HOLDING, INC.
(Name of Subject Company (Issuer))
ADVENT CR, INC. (Name of Filing Person — Offeror)
ADVENT CR HOLDINGS, INC. (Name of Filing Person — Other)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
161048103
(CUSIP Number of Class of Securities)
Advent CR, Inc.
Advent CR Holdings, Inc.
75 State Street, 29th Floor
Boston, MA 02109
Attention: Steve Collins
Tel: 617-951-9400
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Filing Persons)
Copy to:
Weil, Gotshal & Manges LLP
100 Federal Street, 34th Floor
Boston, MA 02110
Attention: Marilyn French, Esq.
Tel: 617-772-8319
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$397,496,295.00	$22,180.29

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by multiplying (i) 22,714,074 shares of common stock, par value $0.01 per share (the “Common Stock”), of Charlotte Russe Holding, Inc. (“Charlotte Russe”), including the associated rights to purchase shares of Series A Junior Preferred Stock, par value $0.01 per share, of Charlotte Russe (collectively with the Common Stock, the “Shares”), issued and outstanding (determined on a fully diluted basis) after giving effect to the exercise, conversion or termination of all options, warrants, rights and securities exercisable or convertible into or for Shares and (ii) the offer price of $17.50 per Share. The calculation of the filing fee is based on Charlotte Russe’s representation of its capitalization as of August 11, 2009.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2009, issued March 11, 2009, by multiplying the transaction value by 0.0000558.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Item 1. Summary Term Sheet
Item 2. Subject Company Information
Item 3. Identity and Background of Filing Person
Item 4. Terms of the Transaction
Item 5. Past Contacts, Transactions, Negotiations and Agreements
Item 6. Purposes of the Transaction and Plans or Proposals
Item 7. Source and Amount of Funds or Other Consideration
Item 8. Interest in Securities of the Subject Company
Item 9. Persons/Assets Retained, Employed, Compensated or Used
Item 10. Financial Statements
Item 11. Additional Information
Item 12. Exhibits
Item 13. Information required by Schedule 13E-3
SIGNATURE
EX-99.(a)(1)(A) - Offer to Purchase dated August 31, 2009
EX-99.(a)(1)(B) - Letter of Transmittal
EX-99.(a)(1)(C) - Notice of Guaranteed Delivery
EX-99.(a)(1)(D) - Letter to Brokers
EX-99.(a)(1)(E) - Letter to Clients
EX-99.(a)(5)(B) - Form of Summary Advertisement as published on August 31, 2009 in the Wall Street Jorunal
EX-99.(a)(5)(C) - Employment Arrangement Term Sheet - John Goodman
EX-99.(a)(5)(D) - Employment Arrangement Term Sheet - Emilia Fabricant
EX-99.(a)(5)(E) - Employment Arrangement Term Sheet - Frederick Silny
EX-99.(a)(5)(F) - Employment Arrangement Term Sheet - Edward Wong
EX-99.(a)(5)(G) - Employment Arrangement Term Sheet - Sandra Tillet
EX-99.(a)(5)(H) - Employment Arrangement Term Sheet - Zina Rabinovich
EX-99.(a)(5)(I) - Employment Arrangement Term Sheet - Kara Stangl
EX-99.(d)(4) - Confidentiality Agreement, dated March 16, 2009

               This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) is filed by (i) Advent CR, Inc., a Delaware corporation (the “Purchaser”), and a wholly-owned subsidiary of Advent CR Holdings, Inc., a Delaware corporation (“Parent”), and (ii) Parent. This Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of Charlotte Russe Holding, Inc., a Delaware corporation (“Charlotte Russe”), including the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.01 per share, of Charlotte Russe (the “Preferred Stock Purchase Rights,” and collectively with the Common Stock, the “Shares”), at a purchase price of $17.50 per Share net to the seller in cash, without interest thereon and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 31, 2009 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B) (the Offer to Purchase and the Letter of Transmittal are collectively referred to as the “Offer”).
Item 1. Summary Term Sheet.
               The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.
Item 2. Subject Company Information.
               (a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Charlotte Russe Holding, Inc., a Delaware corporation. Charlotte Russe’s principal executive offices are located at 4645 Morena Boulevard, San Diego, California, 92117. Charlotte Russe’s telephone number at such address is (858) 587-1500.
               (b) Based on the information provided by Charlotte Russe, as of August 11, 2009, Charlotte Russe had (i) 21,057,991 shares of Common Stock issued and outstanding, including the associated Preferred Stock Purchase Rights issued pursuant to the Rights Agreement, dated as of August 13, 2008, by and between Charlotte Russe and Mellon Investor Services LLC, as rights agent, and (ii) outstanding options to purchase 1,465,583 shares of Common Stock, and outstanding restricted stock unit and performance stock unit awards covering 190,500 shares of Common Stock. Please see the information set forth in the section of the Offer to Purchase entitled “Introduction,” incorporated herein by reference, for a more detailed description of Charlotte Russe’s securities.
               (c) The information set forth in the section of the Offer to Purchase entitled “Price Range of Shares; Dividends” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
               (a), (b), (c) This Schedule TO is filed by Parent and the Purchaser. The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Purchaser, Parent and the Sponsors” and in Schedule A is incorporated herein by reference.
Item 4. Terms of the Transaction.
               (a)(1)(i) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction” and “Terms of the Offer” is incorporated herein by reference.
               (a)(1)(ii) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Terms of the Offer” and “Procedures for Tendering Shares” is incorporated herein by reference.
               (a)(1)(iii) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction” and “Terms of the Offer” is incorporated herein by reference.

               (a)(1)(iv) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction” and “Terms of the Offer” is incorporated herein by reference.
               (a)(1)(v) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction” and “Terms of the Offer” is incorporated herein by reference.
               (a)(1)(vi) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Withdrawal Rights” is incorporated herein by reference.
               (a)(1)(vii) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Procedures for Tendering Shares” and “Withdrawal Rights” is incorporated herein by reference.
               (a)(1)(viii) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Acceptance for Payment and Payment for Shares” and “Procedures for Tendering Shares” is incorporated herein by reference.
               (a)(1)(ix) Not applicable.
               (a)(1)(x) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Certain Effects of the Offer” is incorporated herein by reference.
               (a)(1)(xi) Not applicable because the accounting treatment of the transaction is not material.
               (a)(1)(xii) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction” and “Material U.S. Federal Income Tax Consequences of the Offer and the Merger” is incorporated herein by reference.
               (a)(2) The information set forth in the Offer to Purchase is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
               (a) None.
               (b) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Certain Information Concerning Charlotte Russe,” “Certain Information Concerning Purchaser, Parent and the Sponsors,” “Background of the Offer; Contacts with Charlotte Russe” and “Purpose of the Offer and Plans for Charlotte Russe; Summary of the Merger Agreement and Certain Other Agreements” is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
               (a), (c)(1-7) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Terms of the Offer,” “Price Range of Shares; Dividends,” “Certain Effects of the Offer,” “Background of the Offer; Contacts with Charlotte Russe,” “Purpose of the Offer and Plans for Charlotte Russe; Summary of the Merger Agreement and Certain Other Agreements” and “Dividends and Distributions” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.
               (a) The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.
               (b) Not applicable because the Offer is not subject to any financing conditions.
               (d) The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.
Item 8. Interest in Securities of the Subject Company.
               Not applicable.
Item 9. Persons/Assets Retained, Employed, Compensated or Used.
               (a) The information set forth in the sections of the Offer to Purchase entitled “Introduction” and “Fees and Expenses” is incorporated herein by reference.
Item 10. Financial Statements.
               (a), (b) Not applicable. In accordance with the instructions to Item 10 of the Schedule TO, the financial statements are not considered material because:
(i)	The consideration offered consists solely of cash;

(ii)	the Offer is not subject to any financing condition; and

(iii)	the Offer is for all outstanding securities of the subject class.
Item 11. Additional Information.
               (a)(1) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Charlotte Russe,” “Certain Information Concerning Purchaser, Parent and the Sponsors,” “Background of the Offer; Contacts Charlotte Russe” and “Purpose of the Offer and Plans for Charlotte Russe; Summary of the Merger Agreement and Certain Other Agreements” is incorporated herein by reference.
               (a)(2) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer and Plans for Charlotte Russe; Summary of the Merger Agreement and Certain Other Agreements,” “Conditions of the Offer” and “Certain Legal Matters” is incorporated herein by reference.
               (a)(3) The information set forth in the sections of the Offer to Purchase entitled “Conditions of the Offer” and “Certain Legal Matters” is incorporated herein by reference.
               (a)(4) The information set forth in the sections of the Offer to Purchase entitled “Certain Effects of the Offer,” “Source and Amount of Funds” and “Certain Legal Matters” is incorporated herein by reference.
               (a)(5) None.
               (b) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12. Exhibits.

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase dated August 31, 2009.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(A)	Press Release issued by Parent and the Purchaser on August 24, 2009 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Parent and the Purchaser on August 24, 2009).

(a)(5)(B)	Form of Summary Advertisement as published on August 31, 2009 in The Wall Street Journal.

(a)(5)(C)	Employment Arrangement Term Sheet, dated August 24, 2009, offered by Parent and Purchaser to John Goodman.

(a)(5)(D)	Employment Arrangement Term Sheet, dated August 24, 2009, offered by Parent and Purchaser to Emilia Fabricant.

(a)(5)(E)	Employment Arrangement Term Sheet, dated August 24, 2009, offered by Parent and Purchaser to Frederick Silny.

(a)(5)(F)	Employment Arrangement Term Sheet, dated August 24, 2009, offered by Parent and Purchaser to Edward Wong.

(a)(5)(G)	Employment Arrangement Term Sheet, dated August 24, 2009, offered by Parent and Purchaser to Sandra Tillet.

(a)(5)(H)	Employment Arrangement Term Sheet, dated August 24, 2009, offered by Parent and Purchaser to Zina Rabinovich.

(a)(5)(I)	Employment Arrangement Term Sheet, dated August 24, 2009, offered by Parent and Purchaser to Kara Stangl.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of August 24, 2008, by and among Charlotte Russe, Parent and the Purchaser (incorporated by reference to Exhibit 2.1 to Charlotte Russe’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 24, 2009).

(d)(2)	Guarantee of Advent International GPE VI Limited Partnership, Advent International GPE VI-A Limited Partnership, Advent International GPE VI-B Limited Partnership, Advent International GPE VI-C Limited Partnership, Advent International GPE VI-D Limited Partnership, Advent International GPE VI-E Limited Partnership, Advent International GPE VI-F Limited Partnership and Advent International GPE VI-G Limited Partnership in favor of Charlotte Russe, dated August 24, 2009 (incorporated by reference to Exhibit 2.2 to Charlotte Russe’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 24, 2009).

Exhibit	Exhibit Name
(d)(3)	Guarantee of Advent Partners GPE VI 2008 Limited Partnership, Advent Partners GPE VI 2009 Limited Partnership, and Advent Partners GPE VI-A Limited Partnership in favor of Charlotte Russe, dated August 24, 2009 (incorporated by reference to Exhibit 2.3 to Charlotte Russe’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 24, 2009).

(d)(4)	Confidentiality Agreement, dated March 16, 2009, by and between Cowen and Company, LLC (on behalf of Charlotte Russe) and Advent International Corporation.

(g)	Not applicable.

(h)	Not applicable.

*	Included in mailing to stockholders.
Item 13. Information required by Schedule 13E-3.
                    Not applicable.

SIGNATURE
               After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

ADVENT CR HOLDINGS, INC.
By:	/s/ Andrew W. Crawford
	Name:	Andrew W. Crawford
	Title:	Director and President

ADVENT CR, INC.
By:	/s/ Andrew W. Crawford
	Name:	Andrew W. Crawford
	Title:	Director and President

Date: August 31, 2009

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase dated August 31, 2009.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(A)	Press Release issued by Parent and the Purchaser on August 24, 2009 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Parent and the Purchaser on August 24, 2009).

(a)(5)(B)	Form of Summary Advertisement as published on August 31, 2009 in The Wall Street Journal.

(a)(5)(C)	Employment Arrangement Term Sheet, dated August 24, 2009, offered by Parent and Purchaser to John Goodman.

(a)(5)(D)	Employment Arrangement Term Sheet, dated August 24, 2009, offered by Parent and Purchaser to Emilia Fabricant.

(a)(5)(E)	Employment Arrangement Term Sheet, dated August 24, 2009, offered by Parent and Purchaser to Frederick Silny.

(a)(5)(F)	Employment Arrangement Term Sheet, dated August 24, 2009, offered by Parent and Purchaser to Edward Wong.

(a)(5)(G)	Employment Arrangement Term Sheet, dated August 24, 2009, offered by Parent and Purchaser to Sandra Tillet.

(a)(5)(H)	Employment Arrangement Term Sheet, dated August 24, 2009, offered by Parent and Purchaser to Zina Rabinovich.

(a)(5)(I)	Employment Arrangement Term Sheet, dated August 24, 2009, offered by Parent and Purchaser to Kara Stangl.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of August 24, 2008, by and among Charlotte Russe, Parent and the Purchaser (incorporated by reference to Exhibit 2.1 to Charlotte Russe’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 24, 2009).

(d)(2)	Guarantee of Advent International GPE VI Limited Partnership, Advent International GPE VI-A Limited Partnership, Advent International GPE VI-B Limited Partnership, Advent International GPE VI-C Limited Partnership, Advent International GPE VI-D Limited Partnership, Advent International GPE VI-E Limited Partnership, Advent International GPE VI-F Limited Partnership and Advent International GPE VI-G Limited Partnership in favor of Charlotte Russe, dated August 24, 2009 (incorporated by reference to Exhibit 2.2 to Charlotte Russe’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 24, 2009).

Exhibit	Exhibit Name
(d)(3)	Guarantee of Advent Partners GPE VI 2008 Limited Partnership, Advent Partners GPE VI 2009 Limited Partnership, and Advent Partners GPE VI-A Limited Partnership in favor of Charlotte Russe, dated August 24, 2009 (incorporated by reference to Exhibit 2.3 to Charlotte Russe’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 24, 2009).

(d)(4)	Confidentiality Agreement, dated March 16, 2009, by and between Cowen and Company, LLC (on behalf of Charlotte Russe) and Advent International Corporation.

(g)	Not applicable.

(h)	Not applicable.

*	Included in mailing to stockholders.